SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 04 September 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 25 August 2026
99.2	Transaction in Own Shares dated 26 August 2026
99.3	Transaction in Own Shares dated 27 August 2026
99.4	Transaction in Own Shares dated 28 August 2026
99.5	Transaction in Own Shares dated 1 September 2026
99.6	Transaction in Own Shares dated 2 September 2026
99.7	Transaction in Own Shares dated 3 September 2026
99.8	Transaction in Own Shares dated 4 September 2026

Exhibit No: 99.1

25 August 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 24 August 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	24 August 2026

Aggregate number of ordinary shares purchased:	99,663

Lowest price paid per share:	$ 161.3000

Highest price paid per share:	$ 163.7500

Average price paid per share:	$ 162.7580

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,458,315 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9570R_1-2026-8-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

26 August 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 25 August 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	25 August 2026

Aggregate number of ordinary shares purchased:	128,285

Lowest price paid per share:	$ 163.2500

Highest price paid per share:	$ 165.7000

Average price paid per share:	$ 164.3714

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,330,030 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1383S_1-2026-8-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

27 August 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 26 August 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	26 August 2026

Aggregate number of ordinary shares purchased:	50,000

Lowest price paid per share:	$ 163.5000

Highest price paid per share:	$ 165.9500

Average price paid per share:	$ 164.8548

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,280,030 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3233S_1-2026-8-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

28 August 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 27 August 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	27 August 2026

Aggregate number of ordinary shares purchased:	75,937

Lowest price paid per share:	$ 163.0000

Highest price paid per share:	$ 165.0000

Average price paid per share:	$ 164.0478

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,204,093 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5044S_1-2026-8-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

1 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 28 August 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	28 August 2026

Aggregate number of ordinary shares purchased:	41,980

Lowest price paid per share:	$ 162.0000

Highest price paid per share:	$ 163.7500

Average price paid per share:	$ 163.1141

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,162,113 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7034S_1-2026-8-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

02 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 01 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	01 September 2026

Aggregate number of ordinary shares purchased:	86,715

Lowest price paid per share:	$ 155.8000

Highest price paid per share:	$ 158.5000

Average price paid per share:	$ 156.7898

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,075,398 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9879S_1-2026-9-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

03 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 02 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	02 September 2026

Aggregate number of ordinary shares purchased:	115,714

Lowest price paid per share:	$ 158.3000

Highest price paid per share:	$ 161.6500

Average price paid per share:	$ 160.4319

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,959,684 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1810T_1-2026-9-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

04 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 03 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	03 September 2026

Aggregate number of ordinary shares purchased:	100,927

Lowest price paid per share:	$ 158.1500

Highest price paid per share:	$ 160.9500

Average price paid per share:	$ 159.6006

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,858,757 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3693T_1-2026-9-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	04 September 2026